                                            Filed by United Parcel Service, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                              Subject Company: First International Bancorp, Inc.
                                                    Commission File No.: 0-22861





On January 22, 2001, United Parcel Service posted, on a website accessible only to employees of First International Bancorp and UPS Capital Corp, the following transcript of a conference held on January 16, 2001 for employees of First International Bancorp.


                                   UPS CAPITAL

                             MODERATOR: IRENE MOORE
                                JANUARY 16, 2000
                                  7:45 A.M. CT



Operator: Good day and welcome to the UPS Capital conference call. Today's call is being recorded. We will be joining the live conference shortly. Until then you will be placed on hold with music. Once again we join the live conference shortly. Your lines will be placed in listen-only modes through out the duration of the call. Thank you.

         Actually, we'll be going live momentarily.

Brett Silvers: Our search many months ago to identify companies that would complement the supply chain financing programs offered by UPS Capital Subsidiary. After an exhaustive search UPS management agreed that teaming up with First International Bank would be the ideal choice. UPS is a company with a strong corporate culture and a clear mission. Over the past few months I have had an opportunity to see first hand how UPS values their employees and provides them with substantial opportunities for personal and professional development.

         Most importantly I wish to congratulate all of you, First International's first rate employees, for the excellent work you have done to make First International Bank the world's leading U.S. government guaranteed lender.

         Together, we have achieved remarkable success in our markets. Achievements which lead us to this day and to the opportunity we now have to team up with a corporate parent that offers the capital and human resources needed to continue our remarkable record of growth and success.

         I would now like to take this opportunity to introduce you to the CEO of UPS Capital, who has come from Atlanta, Georgia today to meet with us. I am proud to introduce to you to Mr. Bob Bernabucci.

Bob Bernabucci: Thank you very much Brett. There's a saying that goes something like this, you can never go home again. Well I think I proved that wrong. I am home again. I'm originally from Hartford. I grew up about five miles down the road from here, and I just want to say that it's great to be back particularly under these circumstances. I just wished for a little warmer weather, but you can't have everything.

         I'd like to thank all of you for joining Brett and myself as we make this momentous announcement. This is a very big day in the life of UPS Capital as it is no doubt a very big day in the life of the employees of First International.

         I think before I get started I'd just like to take a minute and introduce a couple of the folks who accompanied me today, first and foremost is Amy Whitley who's the Senior Vice President for Human Resources. Followed over there by that little guy Ed Forsberg, who's the Senior Vice President for our Sales and Marketing efforts.

         Followed by our integration team, and in no particular order Marshall Christman, who has also had numerous responsibilities at UPS Capital for sales and marketing. Carol Preus, who's responsible for the Human Resource Integration issues. And last but not least somebody I go back with a long way and that's Bill Jurena, who I basically make responsible for everything. We'd like to say that we're very pleased to be here. And I'm sure you'll get to know all of these folks in quite some measure of detail as things go on.

         I'd also like to take a minute to welcome all of the folks in Atlanta who are watching this. And people who called in via conference call from literally all over the world.

         As Brett said earlier, and I'd like to echo it, this is truly an exciting time for us. We've done an awful lot of looking and we're very pleased to be here today and very pleased to be speaking with you.

         Some of you might ask why UPS, United Parcel Service, is interested not in financial services but interested in a bank per se. And I think to properly explain that it might behoove us to take a minute or two and just talk about how all of this came about.

         I think that everybody here understands that UPS has been committed a long time to the movement of goods. And in the past 10-15 years we have coupled that capability with literally billions of dollars, tens of billions of dollars spent on information technology.

         And that really takes us to the third piece of the puzzle as we began to understand it, and that is the flow of funds, which not only accompanied the movement of goods, but also accompanied the movement of information. UPS is clearly a world leader as it relates to the movement of goods. I think this year we handled approximately 13 1/2 million pieces.

         We also had a Internet site - or have an Internet site, rather, that literally takes millions of hits every day from people requiring information regarding the movement of those goods. And UPS Capital obviously is that group which is responsible to capture the flows that accompany that. If you think of it in economic terms and look at what UPS has done historically it equates to roughly five percent of the gross domestic product.

         And our objective is to bundle what we do with the information and the movement of goods to provide a seamless solution to enable global commerce. That's what the parent is all about, and that's what we're all about.

         I think Brett made the comment earlier that we've looked hard. I think the original line which was we searched all four-corners of the globe. And there were certainly people on our M&A team, who felt like they had been to all four-corners of the globe looking for a partner.

         We are very proud to be associated with First International because you met some very stringent criteria, that quite frankly, we were unable to match up in any other partner we looked at: regardless of their size, regardless of their reputation, regardless of the amount of time that they had been in business.

         Your expertise in the area of SBA lending, USDA lending, Export/Import, your credit culture, the attitude of your folks, the professionalism and the demeanor of your management people--I think we've put to a test over the last several months in terms of getting this thing done. They all speak to a first rate organization, really beyond compare.

         By combining what we have and what you have, we think we can make a very powerful statement in the marketplace. And we're very excited about this opportunity. So that kind of brings us to where we are today. And I'm sure that you're going to have a lot of questions, we've had a lot of questions. The management team certainly has had a lot of questions. And we're going to do our best to answer them over the next several days. And as a continuing process thereafter.

         One of the things that we value most together - our people as well as our customers-- obviously those are the two highest priorities for us. And we're very pleased to think that we could find no finer group than whom I'm speaking to here today.

         So having shared that commitment and understanding going forward we certainly believe that one and one can make three. You'll be hearing from Leona Rapelye and Amy Whitley. They're going to talk a lot about the human side to this. It's not just about dollars and cents. It certainly effects a lot of people. We're very sensitive to that. And we look to answer your questions as thoroughly and as professionally as we can.

         And certainly, by all means ask me anything you wish. I have a reputation for answering them, not always correctly but I do my best. And at any rate we're here to answer whatever questions you have and allow for this process to proceed as smoothly as possible. And with that I'd like to hand it back over to Brett.

Brett Silvers: Thanks, Bob. And welcome home. I'd like to take a minute to introduce the members of First International Bank operating committee. Leslie Galbraith, our President, as well as our team of Executive Vice
         Presidents: Shaun Williams, Chief Financial Officer; Rich Bradshaw, Chief Administrative Officer; Dave Etter, Chief Credit Officer; Paul Falvey, Commercial Banking East Division; Frank LaMonaca, Commercial Banking Central Division; Keith Kelly, Commercial Banking West Division; and Jim Fortsch, International Banking.

         I cannot emphasize enough how pleased you will be with the way First International's products and services and UPS Capital products and services complement each other. By joining together with UPS we have created a unique and comprehensive combination of services. Our clients and prospects will enjoy access to three powerful business solutions including structured commercial and trade financing from First International Bank, supply chain financing from UPS Capital, and the logistics and shipping expertise of UPS.

         In our corporate cultures too we share characteristics that make our organizations remarkably compatible. A rigorous commitment to providing high quality service to our customers. The belief that our customers and our employees are our most important aspect in delivering financial services to the marketplace. The simple philosophy that customers, not transactions, drive our business.

         Looking ahead, we expect the transaction to close during the summer of this year. No staff reductions are planned and we look forward to keeping our operations in Hartford. The value of this merger is in leveraging synergies, not looking for ways to reduce cost. Throughout the integration period we will routinely communicate with you about the merger process. Later today you will receive information on how to access a special employee information site on the Internet. The site will have data on the acquisition so you know what to expect and how to find answers to the questions we anticipate you will have.

         To give you some initial human resources information, I will now turn the meeting over to Leona Rapelye who everybody in Hartford knows as our Senior Vice President in charge of Human Resources.

         Before I do that I want to offer each of you my most sincere thanks. It is your hard work and contributions that have lead us to a tremendous opportunity. Leona.

Leona Rapelye: Thank you, Brett. Good morning everyone. Bob and Brett have described the business reasons for combining First International Bank and UPS Capital. While those are important your biggest question right now is probably how does this effect me. We've worked diligently so far to answer that basic question as best we can and the answer is a positive one.

         By combining these two companies we believe that it will mean increased opportunities and resources for both companies. I've had the pleasure of working with a very talented team of professionals at UPS Capital in order to coordinate certain aspects of this week's event. And you should all feel very comforted to know that every one at UPS Capital has remained committed to completing this transition with as little disruption to our employees as possible.

         At this point I'd like to introduce Amy Whitley, who is the Senior Vice President of Human Resources at UPS Capital. Amy will describe some of the changes that you can expect.

Amy Whitley: Thank you, Leona. I'm very pleased to be here today to be part of the announcement of the joining of our two organizations. From my perspective, I think we are poised to move into a very exciting future. As Leona said, I want to give you some more details about how the side of the people partnership is going to work. Joining together will mean changes for all of us in both organizations.

         While it's true while UPS is a very large organization, UPS Capital is a fairly new organization and we very much consider ourselves a start up. Joining with First International means UPS Capital will more than double in size and enter whole new businesses. So all of us are trying to understand what this means for our jobs and our opportunities and our personal situations.

         My purpose today is to tell you what we know so far, which is that joining our two companies together is a win-win proposition. As Bob and Brett have outlined that's why we have chosen "Delivering Capital Solutions Together" as a theme for this transition. While that theme applies to the integration of our two businesses, it also applies to the creation of our new joint culture. The people side of this partnership is about delivering solutions that we have developed together to reflect the best thinking of both organizations.

         I think we share basic values as well. We have a couple of things going for us that should make joining our two organizations easier than other corporate mergers.

         First, as others have already noted, we really are adding together the expertise and skills of our two great organizations. Growth, not cost cutting, is the driving motivation of this partnership.

         Second, our two organizations share the same basic values. What do I mean by that? Both of our organizations value our people first and foremost. I've met with Leona, Rich Bradshaw, and others and it's clear that they share the same concerns for the people in this room, as well as in Atlanta, that we at UPS Capital do.

         That's very comforting to me both as an HR professional and as an employee. It will also make integrating our people policies easier, since both organizations have a history of trying to do the right thing for employees. Working together I believe we can create a new culture, learning from the best that each of us has to offer.

         When First International employees get to know UPS Capital I think you'll recognize many similarities between our two organizations. Am I saying that there won't be any differences, absolutely not. We're still evaluating those differences in our compensation and benefit programs and in our workplace programs and policies. Our goal is to determine how to join our two organizations and minimize those differences.

         Here's what I know so far, for the next few minutes most of what I'm going to say is directed to the First International audience, here in Hartford and on the telephone.

         Regarding job security, as I mentioned before the two organizations complement each other and do not generally have overlapping functional areas. Therefore, no lay offs are contemplated. Our plan is for First International to remain headquartered in Hartford, together with lending and operational staff, and for its representative offices to maintain their current locations.

         Regarding compensation, after the closing we are going to leave the First International Salary program and ranges in place for the rest of 2001. We will also leave the First International bonus and TIP programs in place for the rest of 2001.

         However, because we measure things differently at UPS Capital there will be new targets and measures in the TIP programs. We're working through the transition from one set of measures to another. And will share more definitive information about the transition as soon as we have it.

         Regarding benefits, there will be no lapses in your benefits coverage. First International employees will join the UPS Capital benefits program as soon as possible after the closing. When you join the UPS Capital flexible benefits program there are going to be some differences. Let me tell you about some of the things that will be of interest to many of you, starting with medical benefits.

         UPS relies on a managed care medical option, such as HMOs and point-of-service plans. We're in the process of comparing the networks in the First International Medical Plans to the networks used by UPS to identify how much overlap exists. And we're hoping there will be a significant overlap, so that many employees may continue using their current doctors.

         I know many of you have very specific questions as it relates to the medical plan and how it impacts you. Again, I want to reassure you that there will be no lapses in the medical coverage during this transition. If you or a dependent is under going a current course of treatment that will continue throughout this transition period, we will work with you and your doctors to develop a transition plan that makes sense.

         For example, if you're expecting the birth of a baby, and the benefit change will occur during your third trimester, we will work with you, and I have reason to believe that you will be able to stay with your current physician for that birth.

         Next 401k savings and the retirement plan, UPS matches 100 percent of the first three percent of the base pay you save. And while that's different from First International's 100 percent match on six percent of base pay, there are a couple of features in the UPS retirement plan I think you will find attractive.

         First, any employee who has six or more months of service will automatically be 100 percent vested in all matching contributions. This includes both future UPS contributions and current First International contributions, so that you won't have to wait five years to earn ownership of matching contributions.

         Second, beginning immediately after the closing your retirement program will also include a pension plan, fully paid by UPS, something that's more rare these days. We will be providing more information to you later about how you become eligible for and earn a benefit under that pension plan.

         Next regarding holiday's and vacations. We will use the UPS Capital holiday schedule, which has been recently enhanced to provide 10 paid holidays. UPS and First International currently administer vacation and time off policies a little differently. However, I want to assure you that you will not lose any vacation as a result of going into the UPS Capital program.

         Finally let's talk about the nature of your job and workplace policies. There are several things to say here. First, we know it's going to take at least a couple of months to get the various regulatory approvals in place before the joining of our companies can become officially legal. Even after that it's gong to take some time to integrate our two organizations operationally. So for the foreseeable future I urge all of us to stay focused on our current jobs and business opportunities.

         And as I said earlier, because we are combining two growing companies, we want to learn the best that each has to offer. Remember, UPS Capital is a start up so many of our policies and programs are currently being revised to reflect the practices of the financial service industry as opposed to those of the transportation industry. Consequently we hope to be able to leverage your experience in learning so that together we can be more than either of us could achieve alone.

         That's why the theme "Delivering Capital Solutions Together" is appropriate both as a business theme and as a people theme for this transition period.

         That's about all I can tell you specifically right now from the people side of this process. We are planning to communicate to you regularly as we know more through a special website. And we're going to plan to get you that address out sometime later today.

         In addition, the website will describe how you can call or e-mail questions into the integration team. When questions are received we'll do our best to get back to you as soon as possible.

         And that brings me to the integration team. Bob introduced some of the team members earlier in the program. You should know that UPS Capital and First International members of the integration team will work closely together throughout this process. You can also take comfort in the fact that the HR team led by myself, Leona, and Carol Preus will be working side-by-side throughout this transition. We all share the same goal. We want to smoothly integrate these two organizations. And I hope you'll get to know the integration team members as well and share questions and comments with them as we go forward.

         Let me turn the program back over to Leona. She's got some final points that we all need to remember going forward. Thank you.

Leona Rapelye: Thank you Amy. Despite the coming changes that Amy has described
         I think you'll find so very much will remain the same. I hope you'll also keep in mind the following points. First, the value of this partnership comes from joining the people, so we are committed to making this smooth, hassle free and energizing.

         Second, we'll tell you what we know as soon as we know it. If you asked us a question and we don't know the answer yet, we'll simply tell you that we don't know, but we'll try to give you a time frame for when we will have an answer. And of course we'll share those answers with everyone.

         So I urge you to use the website, as soon as it's available, and begin utilizing the communication tools that have been established for you. In addition, First International Bank division executives will be meeting with business managers later this afternoon to address any immediate issues you may have.

         Tomorrow and Thursday we will hold question-and-answer sessions in order to respond to your questions. Representatives from UPS Capital and First International Bank will be on hand to address your concerns. There's a schedule for these sessions contained in the packet of materials that you'll receive as you leave the presentation this morning. You'll also receive a packet of materials from UPS Capital and together these packets will help to clarify some of the details of this announcement.

         Finally, I urge you to remember that this is an exciting opportunity for all of us. We're joining two organizations that can truly "Deliver Capital Solutions Together."

         At this point, I'll turn the microphone over to Brett.

Brett Silvers: Thank you. I'd like to invite all of you to join Bob Bernabucci and me, the members of the operating committee, and UPS Capital representatives for a reception in the adjoining room. Please don't hesitate to bring us your questions. We will be glad to discuss the announcement with you and provide further information. The meeting is now adjourned. Thank you.

Operator: That does conclude today's teleconference. Thank you for your participation. You may now disconnect.




                                       END

         Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and First International Bancorp, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

         Many important factors could also cause actual results to differ materially from those in the forward-looking statements made by or about First International. Such factors include, but are not limited to, changes (legislative, regulatory and otherwise) in the banking and commercial finance industries and those specifically relating to the continuation in their present form of the government guaranteed loan programs utilized by First International; the ability of First International to continue its recent growth in an increasingly competitive market for loan originations; disruption in the capital markets which may delay or prevent First International from receiving funding under warehouse lines of credit or completing loan sales and securitizations; and other risks identified in First International's Securities and Exchange Commission filings.

         UPS and First International Bancorp, Inc. will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. These documents will contain important information, and we urge investors to read them. Investors will be able to obtain the documents free of charge at the SEC's website. www.sec.gov. Please read the proxy statement/prospectus carefully before making a decision concerning the merger.